

MASTER SERVICE AGREEMENT (MSA) FOR CONSTRUCTION SERVICES – California

THIS AGREEMENT FOR CONSTRUCTION SERVICES ("Agreement") is made by and between the Following:

Revere Project Management LLC
P.O. Box 590
Friant, Ca. 93626

"Revere Project Management LLC (RPM)"

PK Kirk Electrical & Telecom
(Company Name)

1104 Corporate Way
(Company Street Address)

Sacramento, Ca, 95831
(Company City, State, Zip Code

"Subcontractor"

1. SCOPE OF AGREEMENT. Subcontractor agrees to provide certain services and/or materials for Wireless Communications Sites ("Site") upon issuance of a Purchase Order or Work Order, containing the Contract Price of the Work and construction schedule, which shall be performed in accordance with the scope of work, ("Scope of Work") attached or referenced in the Purchase Order or Work Order, (collectively, the "Work"). The terms and conditions of this Agreement shall apply to all Work performed by Subcontractor. This Agreement shall not constitute a representation or guarantee by RPM that it will award any Work to Subcontractor.

2. TERM. This Agreement shall be effective upon execution by both parties and shall continue in effect until all Work is completed and has been accepted by RPM, and RPM's clients, unless sooner terminated pursuant to this Agreement.

3. PRICE AND PAYMENTS. RPM agrees to pay Subcontractor the amounts agreed to Between the parties as set forth in the Purchase Order (the "Contract Price"). Subcontractor shall submit an invoice, which shall be accompanied by (I) a certificate for payment and release executed by the Subcontractor covering the amount of the payment requested, (ii) unconditional release and waivers of lien, executed by each lower tier subcontractor or materialman performing Work or furnishing materials or supplies for the portions of the Work for which Subcontractor is requesting payment, in the forms contained in Exhibit A, and (iii) reasonably sufficient documentation and closeout packages, including photographs evidencing proper completion of the Work. Subcontractor acknowledges and agrees that Subcontractor's failure to make timely payment to its lower tier subcontractors or materialmen and submit executed unconditional lien waivers shall be a condition of RPM's obligation to pay Subcontractor and that payment will not become due until the Subcontractor submits the executed waivers to RPM as required under this provision.

INITIAL PK , SJH

Contact: 844-RPM-5252 I **E-mail:** RFI@REVEREPM.US
Website: WWW.REVEREPM.US I **Mailing Address:** P.O. Box 590 Friant, CA 93626



Subcontractor further acknowledges that payment may be withheld by RPM and paid directly to any lower tier Subcontractor or materialmen of Subcontractor, who have notified RPM of Subcontractor's failure to pay. RPM Shall remit payment for Work satisfactorily completed, defect and lien free, Forty-Five (45) days of the date that each invoice and certificate for payment and proper supporting documentation, including waivers are approved by RPM.

4. GENERAL DUTIES AND RESPONSIBILITIES OF SUBCONTRACTOR. Subcontractor, at its own cost and expense, shall: (a) provide design services, labor, materials, equipment, tools, construction equipment and machinery, water, heat, utilities, transportation, and any and all other facilities and services necessary for proper execution and completion of the Work; (b) obtain secure building and other similar permits and inspections necessary for the proper execution and completion of the Work, if applicable and required under the relevant jurisdiction; (c) pay, as required, royalties and license fees for patented designs, processes, or products used in the Work or included in the Site; (d) provide qualified and appropriately trained and licensed personnel, subcontractors, and other professionals, as applicable, selected and paid for by Subcontractor; (e) provide good quality materials and workmanship, free from faults and defects; and (f) prepare and provide job closeout packages in a format acceptable to RPM. Subcontractor is responsible for, (g) the prompt payment to all lower tier subcontractors or materialmen for any services or materials, and all sales, use, and similar or other taxes imposed on the Work; (h) compliance with all laws, ordinances, rules, regulations and lawful orders of public authorities, including, without limitation, the provisions of the Fair Labor Standards Act of 1938, as amended, and all other laws applicable to Subcontractor as an employer or Subcontractor of labor or otherwise. Subcontractor further shall: (I) conduct its operations in compliance with applicable laws and executive orders relating to equal opportunity and nondiscrimination in employment, (j) ensure that it, nor any of its lower tier subcontractors discriminate in its employment practices against any person by reason of race, religion, color, sex or national origin and, comply with the provisions of said laws and orders, as well as all laws and orders relating to the employment of the handicapped, the employment of veterans and the use of minority and women's business enterprises. Subcontractor represents and warrants that Subcontractor is a duly licensed contractor under the laws of the State of California for the type of work to be performed by the Subcontractor pursuant to a Purchase Order or Work Order. Subcontractor further represents and warrants that any lower tier subcontractors hired by Subcontractor are likewise a duly licensed contractors under the laws of the State of California for the type of work to be performed by or for the Subcontractor pursuant to a Purchase Order or Work Order. Any fines, obligations, penalties or damages incurred by RPM as a result of Subcontractor or any lower tier subcontractors working for or hired by Subcontractor not being properly licensed in the State of California, shall be paid by Subcontractor to RPM.

5. LOWER TIER SUBCONTRACTORS. Subcontractor shall not utilize any lower tier subcontractor Without first obtaining RPM's written consent. Subcontractor may request RPM's approval by completing and Submitting to RPM the Subcontractor's Request for Consent to Use Lower Tier Subcontractor and Certification (Available Upon Request). Nothing in this Agreement shall create any contractual relationship between RPM and any Lower tier subcontractor or any obligation on the part of RPM to pay or to see the payment of any monies due any Lower tier subcontractor.

INITIAL DW / SJH

Contact: 844-RPM-5252 I **E-mail:** RFI@REVEREPM.US
Website: WWW.REVEREPM.US I **Mailing Address:** P.O. Box 590 Friant, CA 93626



6. CHANGE ORDERS. Changes in the Work shall be made only pursuant to a Change Order, approved in writing, containing: (I) a description of the change in or addition to the Work (ii) the amount of adjustment, if any, in the Contract Price, and (iii) the extent of adjustment, if any, in the time for performance of the Work.

7. TIME. Subcontractor shall undertake the Work as expeditiously as is consistent with reasonable skill
And care and orderly progress of the Work. Time limits stated in this Agreement, any Purchase Order, and any Change Orders are of the essence. If the Work is delayed by an act or neglect of RPM or any separate subcontractor engaged by RPM, or by changes ordered in the Work, and not caused by an act or omission of Subcontractor or any of its lower tier subcontractors, any dates specified for performance by Subcontractor shall be reasonably extended. This shall be the exclusive remedy to Subcontractor resulting from such delays.

8. CONFIDENTIALITY. Subcontractor agrees to keep the existence and contents of this Agreement, and POs, WOs and SOWs including all related documents, the nature of the Services and the Work Product as well as all other information disclosed by RPM to Subcontractor and its employees pursuant to this Agreement (collectively, the "Confidential Information") strictly confidential. Subcontractor only will disclose the Confidential Information to its employees and approved lower tier subcontractors on a need-to-know basis and solely for the purposes of this Agreement. Confidential Information shall not be used or duplicated, in whole or in part, for any purpose other than for the purpose of this Agreement. If a contract is awarded to RPM, any right to duplicate, use, or disclose the date herein only will be permitted to the extent expressly provided in the PO, SOW or this Agreement. All other information exchanged under this Agreement is non-confidential. If either party elects to disclose any other confidential information to the other party, such disclosure shall be made under the terms and conditions of a separately written non-disclosure agreement signed by both parties. The Confidential Information may contain trade secrets and information that is company-sensitive, proprietary, and confidential, the disclosure of which would provide a competitive advantage to others and cause irreparable harm and damages that are difficult to ascertain.

9. OWNERSHIP AND USE OF DOCUMENTS AND INFORMATION. Drawings and other written Documents and electronic data furnished by RPM to Subcontractor or created by Subcontractor in the course of Performing the Work (including the Designs and Drawings) are and shall remain the property of RPM and, upon Completion of the Work shall be delivered by Subcontractor to RPM.

10. LIENS/SET-OFF. If any mechanic's lien is filed by any lower tier subcontractor or material supplier to Subcontractor, RPM shall have the right but not the obligation to pay such sums or take such action as necessary To have the lien discharged or removed and Subcontractor shall indemnify and save RPM harmless for all resulting Loss and expense, including reasonable attorney's fees and costs. In the event RPM receives notice from any lower Tier subcontractor, that Subcontractor has failed to pay; RPM shall further have the right to either require Subcontractor to post a bond securing the Site from a mechanics lien in the amount such Subcontractor claims it is due, or to pay such lower tier subcontractor directly, without notice, and shall further be permitted the right to offset such amount paid to such subcontractors from any amount owed by RPM to Subcontractor for any RPM job.

INITIAL _____

Contact: 844-RPM-5252 I **E-mail:** RFI@REVEREPM.US
Website: WWW.REVEREPM.US I **Mailing Address:** P.O. Box 590 Friant, CA 93626



11. WARRANTY. Subcontractor warrants to RPM all materials, equipment, labor and workmanship included in the Work will be new, and of good quality, and that the Work will be free from liens, faults and defects and in conformance with the Scope of Work for a period of one year from the date of completion and acceptance of the Work. If a warranty is provided by a manufacturer of an item of material or equipment utilized in the Work, the manufacturer's warranty as to that item supersedes and replaces the warranty of Subcontractor if such warranty is transferable without restriction to RPM. Subcontractor hereby assigns all such third-party warranties to RPM to the fullest extent possible.

12. DISPUTE RESOLUTION. In the event that any dispute shall arise in connection with this Agreement, The parties agree to use best efforts to resolve the issue informally, by submitting written notice to the other party containing a summary of the disputed issue. Each party shall designate a knowledgeable, responsible representative to meet and negotiate in good faith in an attempt to resolve the issue. In the event the parties are unable to agree to a resolution of the issue through the informal process set forth above, then the dispute shall be settled by binding arbitration according to the rules of the American Arbitration Association. The arbitration shall be held in the nearest county and state where the business activity is being performed. The award rendered by the arbitrators shall be final, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereto. The prevailing party in any such action shall be entitled to receive payment for their attorney's fees and costs, including arbitrator's fees.

13. INDEMNITY. Subcontractor shall hold harmless, defend and indemnify RPM, its affiliates, shareholders, directors, officers, representatives, employees, agents, customers, successors and assigns (collectively, the "Indemnitees" and singly, an "Indemnitee") from and against all suits or actions, claims, liens, demands, damages, settlements, penalties, fines and costs and expenses of every kind and description, including reasonable attorneys' fees, costs and expenses of litigation or arbitration (collectively, a "Claim" or "Claims") to which any or all of the Indemnitees may be subjected by reason of or arising out of or related to bodily injury, sickness, disease or death or injury to or destruction of tangible property, including loss of use, resulting from negligence or carelessness, defective work, or improper methods of operation on the part of Subcontractor or any of its employees, servants, agents, representatives or lower tier subcontractors in the performance of the Work. The indemnification obligations of Subcontractor shall survive termination of this Agreement and shall not be limited to or affected by the type or limits of insurance maintained by Subcontractor.

14. INSURANCE; RISK OF LOSS.
(a) Subcontractor shall obtain and maintain, at its own cost and expense, and shall cause all of its lower tier Subcontractors who perform any Work to obtain and maintain, the following insurance in full force and effect during the term of this Agreement:

(I) Commercial general liability insurance providing coverage for all operations by or on behalf Of Subcontractor providing insurance for bodily injury liability and property damage and include coverages for Premises and Operations, Products and Completed Operations, Contractual Liability (insuring the Indemnification provisions contained in this Agreement), Broad form Property Damage (including Completed Operations), Explosion, Collapse and Underground Hazards, and Personal Injury Liability, with limits of not less Than $1,000,000/$2,000,000 for bodily injury and $1,000,000 for property damage.

PAGE 4 OF 9 **Contact:** 844-RPM-5252 | **E-mail:** RFI@REVEREPM.US INITIAL PK, SJH
Website: WWW.REVEREPM.US | **Mailing Address:** P.O. Box 590 Friant, CA 93626



(ii) Comprehensive automobile liability insurance covering the use and maintenance of owned, Non-owned, hired and rented vehicles with limits of coverage of not less than a combined single limit of $1,000,000 or not less than $500,000 per person and $1,000,000 per occurrence for bodily injury and not less Than $500,000 per occurrence for property damage.

(iii) All-risk builder's insurance for the benefit of RPM covering physical loss or damage to The Site and any carrier or tenant equipment. Coverage shall include fire, explosion, collapse, extended coverage, Expediting expense and extra expenses. Such insurance shall cover all work and property, materials, equipment and machinery comprising the Site, including carrier or tenant equipment, loss of use. Coverage shall be written on a replacement basis for the full completed value of each Site and include the tenant equipment.

(iv) Worker's Compensation and Employer's Liability Insurance. Workers' compensation Insurance shall be provided as mandated by state law where the Work Site(s) is located for all Contractors Employees and Subcontractor employees. Employer's liability insurance shall be provided in amounts not less Than (1) 1,000,000 each accident for bodily injury by accident; (2) 1,000,000 policy limit for bodily injury by Disease; and (3) $1,000,000 each employee for bodily injury by disease. (v) Umbrella/Excess liability insurance. Subcontractor shall maintain an excess insurance policy providing coverage excess of Comprehensive general liability and automobile liability in an amount not less than 5,000,000.

(b) Waiver of Subrogation: RPM shall be named as additional insured on all of the above stated policies. Subcontractor waives all rights against RPM, owner and architect and their agents, officers, directors and employees for recovery of damages to the extent these damages are covered by Commercial General Liability, Commercial Umbrella Liability, Business Auto Liability or Workers' Compensation and Employers Liability insurance maintained per requirements stated above. maintained Prior to performing any Work or entering a jobsite, Subcontractor shall provide RPM with an endorsement to their policy, or at a minimum, certificate of insurance, together with relevant portions of the policy providing for

(I) Revere Project Management LLC (RPM)., and its affiliates named as an additional insured;
(ii) the policy will not be canceled or materially changed without at least thirty (30) days' prior written notice to RPM by certified mail;
(iii) a declaration that the Subcontractor assumes complete responsibility for satisfying any SIR or deductible that may apply to the policy, and (iv) Products and Completed Operations coverage for a period of not less than three
(3) years after completion of the work.

(c) Subcontractor shall require any of its lower tier subcontractors to provide insurance in accordance with the limits and terms as required of Subcontractor.

(d) All Subcontractor insurance required under this Agreement shall be primary and non-contributory and Shall be underwritten by a carrier rated A- (or higher).

(e) Liability limits required under this Agreement may be satisfied by a combination of primary and excess or umbrella policies.

INITIAL



(f) RPM and Subcontractor waive all rights against each other and any of their respective consultants, and subcontractors, agents and employees, for damages caused by perils to the extent covered by the proceeds of the
Insurance provided herein, except such rights as they may have to the insurance proceeds. The Subcontractor shall require by appropriate agreements, written where legally required for validity, similar waivers from its subcontractors. Subcontractor's insurance policies shall provide such waivers of subrogation by endorsement or otherwise. A waiver of subrogation shall be effective as to a person or entity even though that person or entity would otherwise have a duty of indemnification, contractual or otherwise, did not pay the insurance premium directly or indirectly, and whether or not the person or entity had an insurable interest in the property damaged.

(g) Risk of loss of any Work in progress shall be with Subcontractor. Subcontractor shall be solely responsible for repairing or replacing any materials, components or finished parts of any Site lost, stolen, damaged or destroyed prior to delivery to and acceptance of the Site as finished Work by RPM. Subcontractor may use proceeds of insurance therefore, but if proceeds of insurance are insufficient, Subcontractor shall remain fully liable for the obligation of this Section.

15. SAFETY AND HEALTH, AND QUALITY ASSURANCE:
(a) Subcontractor shall be solely responsible for conducting its operations under this Agreement to avoid risk of harm to the health and safety of persons and property and for inspecting and monitoring all of its Equipment, materials and work practices to ensure compliance under this Agreement. Subcontractor shall be solely Responsible for adopting or developing and implementing a safety & health plan pursuant to the terms of Exhibit A, which is incorporated herein by reference, and to further abide by all Laws, rules and regulations of any Governmental Body concerning safety and environmental protection, including, but not limited to the Occupational Safety and Health Act (OSHA), all Rules and Regulations established pursuant thereto, and all Amendments and Supplements thereto, and rules and regulations promulgated by any State operated safety and health agency established thereto. Subcontractor acknowledges that compliance with the standards set forth in Exhibit A does not relieve Subcontractor of its obligations to identify and address hazards not covered by its standards or the terms of Subcontractor's safety and health program. Any Subcontractor safe practice, which differs from the safety requirements or standards, contained in this Agreement may only be implemented if it meets or exceeds the requirements contained herein.
Nothing contained herein precludes the implementation and application of safety and health provisions, which meet, Exceed or supplement the requirements herein.

(b) Subcontractor shall assume all responsibility and liability with respect to matters regarding the safety and health of its employees and the employees of lower tier subcontractors and suppliers and shall ensure that all of such subcontractors or suppliers fully comply with the safety and health provisions contained in this Agreement.

(c) Subcontractor's failure to correct any unsafe condition or unsafe act by its employees, Subcontractors of any tier or suppliers may, at the sole discretion of RPM, be grounds for an order by RPM To stop the affected work or operations until the unsafe act or condition is corrected to RPM's satisfaction at subcontractor's sole expense. If the unsafe act or condition continues despite notice and reasonable opportunity to Affect a resolution, RPM may, at its sole

Contact: 844-RPM-5252 I E-mail: RFI@REVEREPM.US   INITIAL
Website: WWW.REVEREPM.US I Mailing Address: P.O. Box 590 Friant, CA 93626



discretion, correct the unsafe act or condition at Subcontractor's expense And back charge Subcontractor for the costs associated with corrected the condition and/or may immediately terminate this Agreement. Unless otherwise specified by, Subcontractor shall furnish all safety equipment required For the Work, require the use of such safety equipment, and provide safety instructions to its employees and subcontractors of any tier.

(d) Subcontractor represents and warrants that it is fully aware of and knowledgeable about the dangers of above groundwork, therefore, none of its employees, agents, or lower tier subcontractors shall be permitted to perform any Elevated Work (meaning any work over six (6) feet above ground level, including, but not limited to any means of elevating personnel above the ground or any tower climbing and the appropriate and correct procedures for handling of overhead equipment and materials) unless properly certified as having been trained in accordance with the NATE Tower Climber Fall Protection Training Standard, this Agreement, and as required by all applicable Laws, rules, regulations and in accordance with RPM's policy. Prior to performing any work, Subcontractor agrees to submit to RPM an Elevated Work Certificate in the form attached hereto as Exhibit D, executed by an owner or duly authorized officer, listing the names of the persons trained as authorized climbers, competent climbers and competent rescuers along with a copy of each person's climbing certificate.

(e) Subcontractor shall develop and apply the necessary controls to ensure the quality of products and/or Services based on existing proven working routine and practices that best reflect RPM's planned and systematic Approach toward achieving and maintaining the highest level of quality during all Work. RPM reserves the right to issue a "stop work" order at any time during the Work, when significant adverse quality trends and/or deviations Are identified.

16. TERMINATION: If the Subcontractor becomes insolvent, or if a petition in bankruptcy is filed by or against the Subcontractor, or should the Subcontractor violate any provision of this Agreement, or should the Subcontractor at any time fails to start the Work promptly, neglect to supply a sufficient number of properly skilled Workers and equipment fail to undertake promptly the correction of defective workmanship; fail to pay its lower tier Subcontractors, or fail in any respect to prosecute the Work with promptness and diligence, RPM may, without Prejudice to any other right or remedy, after written notice of any such circumstance, cause this Agreement and the Subcontractor's right to proceed with the Work to be terminated, provide any labor and equipment necessary to Perform the Work and deduct the costs from the Contract Price.

17. NON-COMPETITION: Subcontractor agrees not to interfere with RPM's relationship with Any third party to whom Subcontractor is introduced by RPM or for whom Subcontractor performs work. Subcontractor's designees, Subcontractor's permitted lower tier subcontractors or assignees, Subcontractor's Successors, Subcontractor's affiliates, Subcontractor's partners or Subcontractor's owners or Subcontractor's former Owners shall not enter into any contract or perform work for any such third party without prior written consent of RPM or pursuant to a RPM PO. The provisions of this Section shall remain in effect during the term of this Agreement and for a period of two (2) years after its expiration or termination for any reason and shall Automatically renew for two (2) years after any Services are performed by Subcontractor for RPM on behalf of Above mentioned third party, its partners, affiliates, assignees, or designees.

INITIAL PK / SJH

Contact: 844-RPM-5252 I **E-mail:** RFI@REVEREPM.US
Website: WWW.REVEREPM.US I **Mailing Address:** P.O. Box 590 Friant, CA 93626



REVERE
PROJECT MANAGEMENT

18. INDEPENDENT CONTRACTOR. Neither Subcontractor nor its lower tier subcontractors, nor the Employees or agents of any of them, shall be deemed to be RPM employees or agents, it being understood that Subcontractor and its lower tier subcontractors are independent for all purposes and at all times, and Subcontractor shall be wholly responsible for withholding and payment of all Federal, state and local income and other payroll taxes with respect to its employees, including contributions from them and as required by law. Subcontractor further acknowledges and agrees that it retains full right of control and supervision over the performance of the Work and the full right of control over the employment, direction, means, methods, assignment, compensation and discharge of all of its employees and agents.

19. MISCELLANEOUS. This Agreement contains the entire agreement of the parties and shall not be amended or modified without specific written provision to that effect signed by both parties. No oral statement of any person shall modify the terms of this Agreement. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and the Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted. It is understood and agreed that this Agreement and all of the rights and obligations of the parties hereunder shall be governed by the laws of the State of California. No provision of this Agreement shall be deemed waived, amended or modified by either party, unless such waiver, amendment or modification is in writing and signed by the party against whom it is sought to enforce the waiver, amendment or modification. Delay in the enforcement by either party of any term or condition hereof or in the exercise of any right hereunder shall not be construed as a waiver. Any notice to be given under this Agreement by any party to the other shall be deemed to have been duly given if given in writing and personally delivered, sent by nationally recognized overnight courier, or sent by U.S. mail, certified, postage prepaid with return receipt requested, to the address specified in the first sentence of this Agreement. Subcontractor may not assign this Agreement, in whole or in part. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors and permitted assigns. The parties hereto do not intend that any other person or entity be considered to be a third-party beneficiary to this Agreement. A facsimile copy of this Agreement shall have the same force and effect as the original.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date last written below.

Revere Project Management LLC (RPM)	**Subcontractor:**
By: Steven J Haro	by: Philip Kirkland
Name: Steven J Haro	Name: Philip Kirkland
Title: President	Title: CEO
Date: 01-30-2020	Date: 1/27/20

Contact: 844-RPM-5252 I **E-mail:** RFI@REVEREPM.US
Website: WWW.REVEREPM.US I **Mailing Address:** P.O. Box 590 Friant, CA 93626



EXHIBIT A:
PAYMENT TERMS AGREEMENT

Project:

This Payment Agreement (which, together with all Exhibits and Attachments specifically described herein, is called the "Agreement") is made as of the ___27th___ day of ___January___, 20 _20_ by and between Revere Project Management LLC (RPM), a California State Company ("RPM"), mailing address is P.O. Box 590, Friant, Ca. 93626 and ___PK Kirk Electrical & Telecom___ ("Contractor") and provides as follows: Payment for services shall be paid to Subcontractor on a paid when paid basis, not to exceed 45 days with RPM's customer on completed scope of work set out in paragraph 3 of this agreement. Subcontractor has Submitted ALL required close out documents to RPM, and documents are complete and correct. NO payments Will be made prior to receipt of required close out documents.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date last written below.

Revere Project Management LLC (RPM)

By: _Steven J Haro_

Name: _Steven J Haro_

Title: _President_

Date: _01-30-20202_

Subcontractor:

by: _Philip Kirk_

Name: _Philip Kirkland_

Title: _CEO_

Date: _1/27/20_

Contact: 844-RPM-5252 I **E-mail:** RFI@REVEREPM.US
Website: WWW.REVEREPM.US I **Mailing Address:** P.O. Box 590 Friant, CA 93626